U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                  SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)


                                    ANDAIN, INC.
                                  (Name of Issuer)

                                    COMMON STOCK
                         (Title of Class of Securities)

                                    ___________
                                   (CUSIP Number)

                         Sam Shlomo Elimelech, President
                                  Andain, Inc.
                           5190 Neil Road, Suite 430
                        Reno, Nevada 89502; (775) 333-5997
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 July 19, 2006
         (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Ralph W. Marthaler

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________
(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 7,250,000

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  7,250,000

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 7,250,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 72.64% (as of July 19, 2006)

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

Andain, Inc.
Common Stock, $0.001 par value
5190 Neil Road, Suite 430
Reno, Nevada 89502

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name: Ralph W. Marthaler

(b)  Address: Einsiedlpus Wasse 1, Waedenswil V8 Switzerland 8820.

(c)  Occupation: President of Pangea Investments GmbH.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)  Citizenship: Switzerland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 19, 2006, 1568934 Ontario Limited entered into a Share Purchase Agreement with Pangea Investments GmbH, the controlling shareholder of the Issuer. Under this agreement, Pangea sold to 1568934 Ontario Limited 1,800,000 shares of common stock owned by it for a total consideration of $1,800 ($0.01 per share).

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 7,250,000 shares owned by Pangea Investments GmbH. This amount represents, as of July 19, 2006, 72.64% of the outstanding shares.

(b) Ralph W. Marthaler has sole voting and dispositive power with respect to all 7,250,000 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

Share Purchase Agreement between the Pangea Investments GmbH and
1568934 Ontario Limited, dated July 19, 2006.

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

                                       Ralph W. Marthaler



Date: July 20, 2006                    /s/  Ralph W. Marthaler



                                   EXHIBIT INDEX

Number                              Description

10    Share Purchase Agreement between the Pangea Investments
      GmbH and 1568934 Ontario Limited, dated July 19, 2006 (not including Exhibit A) (filed herewith).

                                 EX-10
                    SECURITIES PURCHASE AGREEMENT

                      SHARE PURCHASE AGREEMENT

     This Agreement made as of the 19 day of July, 2006 ("Agreement"), by and between Pangea Investments GmbH, a company resident at 160a Curerrstrasse CH-8808 Pf,ffikon /SZ Switzerland, ("Seller"), 1568934 Ontario Limited a Canadian corporation resident at 3845 Bathurst Street, Suite 202, Toronto, Ontario, Canada, M3H 3N2 ("Purchaser").

                            W I T N E S E T H:

     WHEREAS, Seller is the record owner and holder of issued and outstanding shares of capital stock of Andain, Inc., a Nevada corporation ("Corporation"), which Corporation has issued capital stock of 1,800,000 shares of common stock at $0.001 par value ("Shares"), to be sold to the Purchaser as more fully described in the attached Exhibit A.

     AND WHEREAS, Seller wishes to sell the Shares to the Purchaser at the Purchase Price as set forth herein, pursuant to Andain's Reg-S share issuance on July 3 2006.

     AND WHEREAS Purchaser wishes to purchase the Shares at the Purchase Price as set forth herein, pursuant to Andain's Reg-S share issuance on July 3 2006.

     AND WHEREAS, Purchaser desires to purchase the Shares from Seller and Seller desires to sell such Shares upon the terms and conditions hereinafter set forth;

     NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the Corporation's
Shares, it is hereby agreed, as follows:

     1. Transfer of Shares. Seller hereby transfers and delivers 1,800,000 of its issued and outstanding shares in Corporation to Purchaser in consideration of One Thousand and Eight Hundred (US$1,800.00) U.S. dollars (the "Purchase Price") by wire transfer to an account to be specified by Seller. Upon the signing of this Agreement by both parties hereto, Purchaser shall, within (3) business days, after receiving the written wire transfer instructions from the Seller, it will wire transfer the Purchase Price to Seller's designated account. Upon receipt of the consideration by Seller, Seller will immediately forward 1,800,000 Corporation shares to the Purchaser.

     2.  Representations and Warranties of Seller.	Seller, as the
main shareholder of Corporation, hereby represents and warrants to Purchaser that:

        (i) Corporation is a corporation duly organized and validly existing and in good standing under the laws of the State of Nevada and has the corporate power and authority to carry on the business it is now being conducted. Corporation and/or Seller do not require any consent and/or authorization, with any government or regulatory authority to undertake any of the actions herein;

        (ii) Corporation has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form 10-SB that became effective pursuant to the Securities Exchange Act of 1934 and is a reporting company pursuant to Section 12(g) thereunder.

        (iii) Corporation has timely filed and is current on all reports required to be filed by it pursuant to Sections 13 and 15 of the Securities Exchange Act of 1934.

        (iv) Corporation has no financial information available other than the financial information included in the SEC filings;

        (v) There are no legal actions, suits, arbitrations, or other administrative, legal or governmental proceedings threatened or pending against the Corporation and/or Seller or against the Seller or other employee, officer, director or stockholder of Corporation reflecting or inhibits any of the actions herein.
Additionally, Seller is not aware of any facts which may/might result in or form a basis of such action, suit, arbitration or other proceeding on any basis reflecting or inhibits any of the actions herein whatsoever;

        (vi) The business and operation of the Corporation has and will be conducted in accordance with all applicable laws, rules, regulations, judgments. Neither the execution, delivery or performance of this Agreement (A) violates the Corporation's by-laws, Articles of Incorporation, Shareholder Agreements or any existing resolutions; and, (B) will cause the Corporation to lose any benefit or any right or privilege it enjoys under the Securities Act ("Act") or other applicable state securities laws;

        (vii) Corporation has not conducted any business and/or entered into any agreements with third-parties, except as disclosed herein and any public filings;

        (viii) This Agreement has been duly executed and delivered by constitutes a valid and binding instrument, enforceable in accordance with its terms and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Corporation and/or Seller a party or by which they are bound;

        (ix) Seller is the legal and beneficial owner of the Shares and has good and marketable title thereto, free and clear of any liens, claims, rights and encumbrances; and,

        (x)  The information contained on Exhibit A is true and correct.

     3. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller that:

        (i) Purchaser has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding instrument, enforceable in accordance with its terms;

        (ii) The execution, delivery and performance of this Agreement is in compliance with and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which Purchaser is a party or by which Purchaser is bound;

        (iii) At no time was Purchaser presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising;

        (iv) Purchaser is purchasing the Shares solely for his own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution of any portion thereof in violation of any applicable securities law; and,

        (v) Purchaser hereby agrees that such shares are restricted pursuant to Rule 144 and therefore subject to Rule 144 resale requirements.

     4. Notices. Notice shall be given by certified mail, return receipt requested, the date of notice being deemed the date of postmarking. Notice, unless either party has notified the other of an alternative address as provided hereunder, shall be sent to the address as set forth herein:

          Seller:      Ralph W. Marthaler
                       Pangea Investments GmbH
                       Churrerstrasse 160a
                       CH-8808 Pf,ffikon / SZ
                       Switzerland

          Purchaser:   3845 Bathurst Street
                       Suite 202
                       Toronto, Ontario
                       M3H 3N2
                       Canada

     5.  Governing Law.  This Agreement shall be interpreted and
governed in accordance with the laws of Switzerland.   The parties
herein waive trial by jury. In the event that litigation results or arise out of this Agreement or the performance thereof, the parties agree that the prevailing party is entitled to reimbursement for the non-prevailing party of reasonable attorney's fee, costs, expenses, in addition to any other relief to which the prevailing party may be entitled.

     6.  Conditions to Closing.

     a)  Seller

     The Closing is conditioned upon the fulfillment by the Seller of the satisfaction of the representations and warranties made herein being true and correct in all material respects as of the date of Closing.

     b)  Purchaser

        (i) The Purchaser acknowledges all of the SEC REG-S requirements of such Shares as set in the Regulation-S
Stock Purchase agreement.

        (ii)  Will sign or will cause the Regulation-S Stock
Purchase Agreement with Andain at the Closing of this Agreement.

     Notwithstanding anything to the contrary, the Parties hereto agree that neither the Purchaser or Seller shall be able to raise any claim or plea, including, but not limited to, the filing of lawsuits in any jurisdiction against any of the company controlling people or its shareholders of the company, so long as the Purchaser continues to be a shareholder in the Corporation. The Parties hereto further agree that as a result of this provision, any limitation periods to initiate legal proceedings that would have otherwise lapsed or expired, are by mutual consent hereby extended by the amount of time that the Purchaser remains a shareholder, plus one year, so as to give the Parties hereto the right to initiate whatever legal proceedings, the Parties deem appropriate.

     The Parties hereto agree that the Purchaser shall be able to sell its Shares with any other controlling shareholder (as defined by the SEC and other bodies having jurisdiction) at any filing of the Corporation authorizing such insider sales. The Purchaser shall be entitled to sell its Shares to the maximum amount allowed by the rules, representing a pro rata amount of its Shares relative to the other insiders, at the time of such filings to sell shares

     7. Severability. In the event that any term, covenant, condition, or other provision contained herein is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the invalidity of any such term, covenant, condition, provision or Agreement shall in no way affect any other term, covenant, condition or provision or Agreement contained herein, which shall remain in full force and effect.

     8. Entire Agreement. This Agreement contains all of the terms agreed upon by the parties with respect to the subject matter hereof. This Agreement has been entered into after full investigation.

     9. Invalidity. If any paragraph of this Agreement shall be held or declared to be void, invalid or illegal, for any reason, by any court of competent jurisdiction, such provision shall be ineffective but shall not in any way invalidate or effect any other clause, Paragraph, section or part of this Agreement.

     10. Gender and Number; Section Headings. Words importing a particular gender mean and include the other gender and words importing a singular number mean and include the plural number and vice versa, unless the context clearly indicated to the contrary. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

     11. Amendments. No amendments or additions to this Agreement shall be binding unless in writing, signed by both parties, except as herein otherwise provided.

     12. No Assignments. Neither party may assign nor delegate any of its rights or obligations hereunder without first obtaining the written consent of the other party.

     13. Assignment. Neither party may assign this Agreement without the express written consent of the other party. Any agreed assignment by the Seller shall be effectuated by all the necessary corporate authorizations and governmental and/or regulatory filings.

     14. Closing Documents. Seller and Purchaser agree, at any time, to execute, and acknowledge where appropriate, and to deliver any and all documents/instruments, and take such further action, which may necessary to carry out the terms, conditions, purpose and intentions of this Agreement. This paragraph shall survive the Closing.

     15.  Publicity.   Except as otherwise required by law, none of
the parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other to the contents and the manner of presentation and publication thereof.

     IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have signed this Agreement by their duly authorized officers the day and year first above written.

                                       SELLER


                                       By: /s/  Ralph W. Marthaler
                                       Ralph W. Marthaler
                                       Title: President
                                       Company: Pangea Investments GmbH


                                       PURCHASER


                                       By: /s/  Howie Fialkov
                                       Howard Fialkov
                                       Title: President
                                       Company: 1568934 Ontario Limitedowie